EXHIBIT 99.1
Press release
For immediate distribution
Haemacure Corporation


                        HAEMACURE FILES FINAL PROSPECTUS
                                  FOR NEW ISSUE


Montreal, Quebec, June 21, 2001 - Haemacure Corporation (TSE: HAE) announced today that it has filed a final short form prospectus in the province of Quebec for an offering of 4,166,667 common shares at a price of $1.20 per share, for gross proceeds of $5 million.

The closing of the offering is expected to occur on June 27, 2001.

The proceeds of the offering will be used for a payment under a license agreement in respect of Hemaseel APR and for the completion of clinical trials with respect to Hemaseel APR.

The underwriter for the public offering is Dlouhy Merchant Group Inc.

Haemacure has granted the underwriter an option to purchase an additional 625,000 common shares, representing up to $750,000 in additional gross proceeds. The option may be exercised until 24 hours prior to the closing of the offering.

Haemacure has granted the underwriter a second option to purchase an additional 625,000 common shares, representing up to $750,000 in additional gross proceeds, to cover over-allotments and for market stabilization purposes. The option may be exercised for a period of 60 days following closing.

Haemacure confirms that the common shares will qualify for inclusion in a Quebec Stock Savings Plan.

Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. Haemacure has focused on the development and commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised primarily of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing.

Haemacure's common shares are listed on the Toronto Stock Exchange.

NOT FOR DISTRIBUTION ON U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

                        For further information, contact:
                                 Mr. Marc Paquin
          President and Chief Executive Officer - Haemacure Corporation
                               Tel: (941) 364-3700
                               Mr. Clement Gagnon
                               CGE Communications
                               Tel: (514) 987-1455